05039605

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-66231

RECEIVED
MAR 02 2005
179

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M & A CAPITAL ADVISERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5770 EL CAMINO ROAD
(No. and Street)

LAS VEGAS (City) NV (state) 89118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE 603-380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALONE & BAILEY, PC
(Name - if individual, state *last, first, middle name*)

2925 BRIARPARK DRIVE, SUITE 930 (Address) HOUSTON (City) TX (state) 77042 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I STEPHEN BROCK swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M & A CAPITAL ADVISERS, LLC as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA ORSINI
Notary Public, State of Nevada
Appointment No. 04-89720-1
My Appt. Expires Jun 2, 2008

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MALONE
& BAILEY, PC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
M & A Capital Advisers, LLC
Las Vegas, Nevada

We have audited the balance sheet of M & A Capital Advisers, LLC as of December 31, 2004, and the related statements of income, member's equity and cash flows for the year then ended. These financial statements are the responsibility of M & A Capital Advisers, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M & A Capital Advisers, LLC. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone & Bailey, PC

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

January 21, 2005

Registered, Public Company Accounting Oversight Board
American Institute of Certified Public Accountants, SEC Practice Section
Texas Society of Certified Public Accountants

2925 BRIARPARK, SUITE 930 | HOUSTON, TX 77042
(713) 266-0530 – VOICE | (713) 266-1815 – FAX | WWW.MALONE-BAILEY.COM

MALONE
& BAILEY, PC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
Required by SEC Rule 17a-5

To the Board of Directors
M & A Capital Advisers, LLC
Las Vegas, Nevada

In planning and performing our audit of the financial statements of M & A Capital Advisers, LLC for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of M & A Capital Advisers, LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred

Registered, Public Company Accounting Oversight Board
American Institute of Certified Public Accountants, SEC Practice Section
Texas Society of Certified Public Accountants

2925 BRIARPARK, SUITE 930 | HOUSTON, TX 77042
(713) 266-0530 – VOICE | (713) 266-1815 – FAX | WWW.MALONE-BAILEY.COM

to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that M & A Capital Advisers, LLC's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

Malone & Bailey, PC

January 21, 2005

M&A Capital Advisers, LLC
Balance Sheet
As of December 31, 2004

Assets

Cash and cash equivalents	$ 14,306
Fixed assets, net of accumulated depreciation of $107	1,171
Total Assets	$ 15,477

Liabilities and Member's Equity

Liabilities:	
Accounts payable	$ 900
Accounts payable – related party	6,122
Total Liabilities	7,022
Member's Equity:	
Capital	42,798
Retained deficit	(34,343)
Total Member's Equity	8,455
Total Liabilities and Member's Equity	$ 15,477

See accompanying summary of accounting policies and notes to financial statements.

M&A Capital Advisers, LLC
Statement of Income
For the year ended December 31, 2004

Revenue:	
Service income	$ 25,000
Operating Expenses:	
General and administrative	54,742
Depreciation expense	107
Net Loss	$ (29,849)

See accompanying summary of accounting policies and notes to financial statements.

M&A Capital Advisers, LLC
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (29,849)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation expense	107
Increase in accounts payable	7,022
Net cash used in operating activities	(22,720)
Cash flows from investing activities	
Purchase of fixed assets	(1,278)
Net cash used in investing activities	(1,278)
Cash flows from financing activities	
Member's contribution	6,223
Net cash provided by financing activities	6,223
Net decrease in cash and cash equivalents	(17,775)
Cash and cash equivalents, beginning of year	32,081
Cash and cash equivalents, end of year	$ 14,306

See accompanying summary of accounting policies and notes to financial statements.

M&A Capital Advisers, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2004

	Capital	Retained Deficit	Total
Balance at December 31, 2003	$ 36,575	$ (4,494)	$ 32,081
Capital Contributions	6,223	-	6,223
Net Loss for 2004	-	(29,849)	(29,849)
Balance at December 31, 2004	$ 42,798	$ (34,343)	$ 8,455

See accompanying summary of accounting policies and notes to financial statements.

M&A Capital Advisers, LLC
Notes to Financial Statements

NOTE A - SUMMARY OF ACCOUNTING POLICIES

M & A Capital Advisers, LLC ("M & A Capital") is a registered broker and dealer of securities. M & A Capital was formed as a Nevada corporation in 2003, and has been operating since February 2004. M & A Capital brokers private placement securities.

Cash and cash equivalents. M & A Capital considers as cash all liquid securities with maturities of three months or less.

Revenues are recognized when services are performed. Management considers all amounts recorded as trade receivables as fully collectible, so no allowance is provided. All amounts due are from a single hedge fund financial institution.

Marketable securities are valued at the current market price.

Fixed assets are recorded at cost. They include furniture and computers, which are depreciated over their estimated useful lives of from 3 - 7 years.

Income taxes are not due, since M & A Capital is taxed as a partnership for federal purposes and there is no Nevada state income tax.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No recent accounting pronouncements are expected to have any effect on M & A Capital's financial statements.

NOTE B - NET CAPITAL REQUIREMENTS

M & A Capital is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, M & A had net capital of $7,284. M & A Capital's net capital to aggregate indebtedness ratio was 96%.

NOTE C - RELATED PARTY TRANSACTIONS

For the year ended December 31, 2004, GoPublicToday.com, an affiliated company under common ownership paid $8,844 in expenses on behalf of M&A Capital. At December 31, 2004, $6,122 was owed to the affiliate as reimbursement for these expenses.

M&A Capital Advisers, LLC
Schedule I – Computation of Net Capital Under Rule
15c3-1 of the Securities and Exchange Commission
For the year ended December 31, 2004

NET CAPITAL	
Total member's equity	$ 8,455
Deduct member's equity no	-
Allowable for net capital	-
Total member's equity qualified for Net capital	8,455
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	8,455
Deductions and/or charges – assets not Readily convertible to cash	(1,171)
Net capital before haircuts on securities position	7,284
Other securities	-
NET CAPITAL	$ 7,284
AGGREGATE INDEBTENESS	
Items included in the balance sheet	$ 7,022
Items not included in the balance sheet	-
Total aggregate indebtedness	$ 7,022
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ -
Minimum dollar net capital required of broker-dealer	5,000
Net capital required	$ 5,000
EXCESS NET CAPITAL	$ 2,284
EXCESS NET CAPITAL AT 1000%	$ 6,582
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL	96%

M&A Capital Advisers, LLC
Schedule I – Computation of Net Capital Under Rule
15c3-1 of the Securities and Exchange Commission
For the year ended December 31, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION
(including in Part II of Form X-17a-5)

Net capital, as reported in Company's Part II	
(unaudited) Focus report	$ 10,784
Net audit adjustments	(3,500)
Other items	-
NET CAPITAL PER ABOVE	$ 7,284